Exhibit 99.1
FCA to announce Third Quarter 2020 financial results on October 28

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MTA: FCA) announced today that its financial results for the third quarter of 2020 will be released on Wednesday, October 28, 2020.

A live audio webcast and conference call of the 2020 Q3 results will begin at noon GMT / 1:00 p.m. CET / 8:00 a.m. EDT on Wednesday, October 28, 2020.

Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.

London, 14 October 2020

For further information:
tel.: +39 (011) 00 31111
Email: mediarelations@fcagroup.com
www.fcagroup.com